Exhibit 99.1

Toro Corp. Reports Net Income of $1.0 Million for the Three Months Ended December 31, 2024 and $25.2 Million for the Year Ended December 31, 2024. Spin-Off of Handysize Tanker Business completed on April 14, 2025.

Limassol, Cyprus,  April 15, 2025 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months and the year ended December 31, 2024.

Highlights of the Fourth Quarter Ended December 31, 2024:

◾	Total vessel revenues from continuing operations: $5.2 million, as compared to $7.3 million for the three months ended December 31, 2023, or a 28.8% decrease;

◾	Net income from continuing operations: $1.0 million, as compared to $9.3 million for the three months ended December 31, 2023, or a 89.2% decrease;

◾	Net income: $1.0 million, as compared to $28.2 million for the three months ended December 31, 2023, or a 96.5% decrease;

◾	(Loss)/Earnings per common share, basic, from continuing operations: $(0.01) per share, as compared to $0.36 per share for the three months ended December 31, 2023;

◾	EBITDA(1) from continuing operations: $0.2 million, as compared to $9.6 million for the three months ended December 31, 2023;

◾	Cash and restricted cash of $37.2 million as of December 31, 2024, as compared to $155.6 million as of December 31, 2023;

◾
On December 11, 2024, the Company entered into a facility agreement with Castor Maritime Inc. (“Castor”) to provide a $100.0 million senior term loan facility to Castor which was drawn-down on the same date;

◾
On December 12, 2024, the Company purchased an additional 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor (“Castor Series D Preferred Shares”) with a stated amount of $1,000 each for total consideration of $50.0 million in cash; and

◾	The spin-off of our Handysize tanker segment to a new Nasdaq-listed company, Robin Energy Ltd. (“Robin”) was completed on April 14, 2025.

Highlights of the Year Ended December 31, 2024:

◾	Total vessel revenues from continuing operations: $22.4 million, as compared to $22.3 million for the year ended December 31, 2023, or a 0.4% increase;

◾	Net income from continuing operations: $5.5 million, as compared to $11.2 million for the year ended December 31, 2023, or a 50.9% decrease;

◾	Net income: $25.2 million, as compared to $140.6 million for the year ended December 31, 2023, or a 82.1% decrease;

◾	(Loss)/Earnings per common share, basic, from continuing operations: $(0.04) per share, as compared to $0.31 per share for the year ended December 31, 2023;

◾	EBITDA(1) from continuing operations: $1.9 million, as compared to $12.6 million for the year ended December 31, 2023;

◾
Delivery of the M/T Wonder Sirius to its new owners on January 24, 2024, after entering into an agreement to sell the vessel on January 8, 2024 for $33.8 million, resulting in a capital gain of $19.6 million; and

◾	Repurchased 644,556 common shares at an aggregate cost of $3.7 million under the Company’s share repurchase program, which was approved on November 6, 2023 and expired on March 31, 2024.

(1)
EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“On April 14, 2025, we completed the previously announced spin-off of our Handysize tanker segment through the distribution of all of the common shares of Robin Energy Ltd.  to our shareholders of record as of April 7, 2025 (the “Robin Spin-Off”),which represents a substantial payment by Toro to its shareholders.

During the fourth quarter of 2024, the markets for LPG carriers remained firm and we enjoyed positive cash flows. In addition, while we utilized part of our substantial cash, we maintain a strong balance sheet with significant cash reserves and no outstanding debt. As we move forward, we continue to seek opportunities that will further drive our growth and strengthen our position in the market.”

Earnings Commentary:

Fourth quarter ended December 31, 2024, and 2023 Results

Total vessel revenues, net of charterers’ commissions, from continuing operations decreased to $5.2 million in the three months ended December 31, 2024, from $7.3 million in the same period in 2023. This decrease of $2.1 million was mainly associated with the decrease in the Available Days of our fleet to 460 days in the three months ended December 31, 2024 from 507 days in the same period in 2023 due to changes in the composition of our fleet. During the three months ended December 31, 2024, our fleet earned on average a Daily TCE Rate of $10,724, compared to an average Daily TCE Rate of $13,139 earned during the same period in 2023. This decrease was mainly due to the substantially lower hire rates of our Handysize vessel in the three months ended December 31, 2024 compared to the same period in 2023. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses from continuing operations for our fleet decreased to $0.3 million in the three months ended December 31, 2024, from $0.6 million in the same period in 2023. This decrease of $0.3 million was mainly associated with decreased bunkers consumption costs of $0.4 million in the three months ended December 31, 2024, as compared to the same period in 2023.

The decrease in vessel operating expenses from continuing operations by $0.6 million to $2.5 million in the three months ended December 31, 2024, from $3.1 million in the same period in 2023, mainly reflects the decrease (i) in the Daily vessel operating expenses of the vessels in our fleet to $5,349 in the three months ended December 31, 2024 from $6,212  in the same period in 2023, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which incur lower Daily vessel operating expenses than the Handysize tanker vessels due to their size and (ii) in the Ownership Days of our fleet to 460 days in the three months ended December 31, 2024 from 507 days in the same period in 2023 due to the decrease of the average number of operating vessels to 5.0 vessels in the three months ended December 31, 2024 from 5.5 vessels in the same period of 2023.

Management fees from continuing operations amounted to $0.5 million in the three months ended December 31, 2024, and in the same period in 2023, as a result of the decrease in the Ownership Days of our fleet, offset by increases in management fees effected from July 1, 2023 and from July 1, 2024, respectively, under the terms of the amended and restated master management agreement between the Company, the Company’s ship owning subsidiaries and Castor Ships S.A., effective from July 1, 2022.

Depreciation expenses from continuing operations for our fleet amounted to $1.1 million in the three months ended December 31, 2024 and in the same period in 2023. Dry-dock and special survey amortization charges from continuing operations amounted to $0.2 million for the three months ended December 31, 2024, compared to a charge of $0.1 million in the three months ended December 31, 2023. This increase in dry-dock amortization charges is related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

General and administrative expenses from continuing operations in the three months ended December 31, 2024, amounted to $2.4 million, whereas, in the same period of 2023, general and administrative expenses totaled $2.3 million. This increase is mainly associated with the higher corporate fees, partially offset by the decrease of the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $1.0 million in the three months ended December 31, 2024, as compared to $1.3 million in the same period in 2023.

Interest and finance costs, net, from continuing operations amounted to $(2.1) million in the three months ended December 31, 2024, whereas, in the same period of 2023, interest and finance costs, net amounted to $(0.9) million. This variation is mainly due to increase in interest income we earned from our time and cash deposits due to increased average cash balances during the three months ended December 31, 2024, as compared with the same period of 2023.

Recent Financial Developments Commentary:

Equity update

On January 15, 2025, the Company paid to Castor a dividend amounting to $0.3 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from October 15, 2024 to January 14, 2025.

As of April 14, 2025, we had 19,093,853 common shares issued and outstanding.

Liquidity/ Financing/Cash flow update

Our consolidated cash position (including restricted cash from discontinued operations) decreased by $118.4 million, from $155.6 million as of December 31, 2023, to $37.2 million as of December 31, 2024. During the year ended December 31, 2024, our cash position decreased mainly as a result of (i) $10.8 million of net operating cash flows provided from continuing operations, (ii) $155.1 million of net investing cash flows used from continuing operations, mainly reflecting the $100.0 million senior term loan facility to Castor, the purchase of an additional 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor with a stated amount of $1,000 each for the purchase price of $50.0 million, the payments of vessel improvement and ballast water treatment system (“BWTS”) installation expenses amounting to $0.1 million and the purchase of equity securities amounting to $5.2 million, partially offset by $0.2 million of proceeds from sale of equity securities, (iii) $5.1 million of net financing cash flows used from continuing operations, including $3.7 million for the payment for repurchase of common shares and $1.4 million for the payment of dividends to Castor on our Series A Preferred Shares for the period from October 15, 2023 to October 14, 2024 and (iv) $31.0 million of net cash provided from discontinued operations.

Recent Business Developments Commentary:

Toro provides Castor with a $100.0 million senior term loan facility

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn down on the same date.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

Additional information about this transaction and its terms can be found in the Toro annual report on Form 20-F, filed pursuant to the Securities Exchange Act of 1934 which is available at www.sec.gov.

On March 24, 2025, and March 31, 2025, the Company received from Castor partial prepayments related to the Term Loan amounting to $13,500,000 and $34,000,000, respectively.

Toro’s investment in Castor through purchase of an additional 50,000 Castor Series D Preferred Shares

On December 12, 2024, the Company purchased an additional 50,000 Castor Series D Preferred Shares with a stated amount of $1,000 each for a total consideration of $50.0 million in cash. The Company owns all 100,000 outstanding Castor Series D Preferred Shares  Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

 Additional information about this transaction and its terms can be found in the Toro annual report on Form 20-F, filed pursuant to the Securities Exchange Act of 1934 which is available at www.sec.gov.

Completion of the Handysize tanker business Spin-Off

On April 14, 2025, we completed our previously announced Robin Spin-Off of our one Handysize tanker vessel. In the Robin Spin-Off distribution, Toro shareholders received one common share of Robin for every eight Toro common shares held at the close of business on April 7, 2025. Additional information about Robin and the Robin Spin-Off transaction can be found in the Robin registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 20-F, which is available at www.sec.gov.

Fleet Employment Status (as of April 14, 2025): During the three months ended December 31, 2024, we operated on average 5.0 vessels earning a Daily TCE Rate(1) of $10,724 as compared to an average of 5.5 vessels earning a Daily TCE Rate(1) of $13,139 during the same period in 2023. Our employment profile as of April 14, 2025 is presented immediately below.

(1)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

LPG Carriers
	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(1)	$338,000 per month	Aug-25	Aug-26
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Time Charter period(2)	$323,000 per month	May-25	May-26
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(3)	$323,000 per month	Dec-25	Jan-27
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	Time Charter period(4)	$354,500 per month	Mar-26	Apr-27

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from August 2024, at $338,000 per month plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2.5% and 9% to be mutually agreed between us and the charterers.

(2)	The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option.
(3)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month. On October 9, 2024, we and the charterers agreed that from May 18, 2025 until January 1, 2026 (plus or minus seven days), the rate will be increased to $337,000 per month, plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterers.

(4)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2024, at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterers. On January 22, 2025, it was agreed between us and the charterers that from March 22, 2025 until March 22, 2026 (plus or minus thirty days), the rate is increased to $354,500 per month, plus twelve months at the charterer’s option. The rate for the optional period will be increased at a rate to be mutually agreed between us and the charterers.

Financial Results (Continuing Operations) Overview:

Set forth below are selected financial and operational data of our Handysize tanker and LPG carrier segments for each of the three months and year ended December 31, 2024 and 2023, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2024 (unaudited)	December 31, 2023 (unaudited)	December 31, 2024 (unaudited)	December 31, 2023 (unaudited)
Total vessel revenues	$5,228,802	$7,297,089	$22,394,283	$22,304,613
Operating (loss)/ income	$(1,733,481)	$7,756,106	$(5,557,155)	$8,200,225
Net income and comprehensive income	$997,459	$9,297,013	$5,511,535	$11,180,943
EBITDA(1)	$248,084	$9,561,930	$1,924,499	$12,570,698
(Loss)/Earnings per common share, basic	$(0.01)	$0.36	$(0.04)	$0.31
(Loss)/Earnings per common share, diluted	$(0.01)	$0.18	$(0.04)	$0.21

(1)
EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data (Continuing Operations):

Set forth below are selected financial and operational data of our Handysize tanker and LPG carrier segments for each of the three months and year ended December 31, 2024 and 2023, respectively, that we believe are useful in analyzing trends in our results of operations. For pro forma financial information reflecting the performance of our business after giving effect to the Robin Spin-Off, see our Current Report on Form 6-K filed on April 15, 2025, which is available at www.sec.gov.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2024	2023	2024	2023
Ownership Days(1)(7)	460	507	1,830	1,422
Available Days(2)(7)	460	507	1,790	1,379
Operating Days(3)(7)	460	500	1,790	1,325
Daily TCE Rate(4)	$10,724	$13,139	$11,620	$14,358
Fleet Utilization(5)	100%	99%	100%	96%
Daily vessel operating expenses(6)	$5,349	$6,212	$5,082	$6,605

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
REVENUES
Time charter revenues	3,921,031	2,833,506	14,315,299	3,439,356
Voyage charter revenues	—	711,879	1,310,312	3,253,385
Pool revenues	1,307,771	3,751,704	6,768,672	15,611,872
Total vessel revenues	$5,228,802	$7,297,089	$22,394,283	$22,304,613
EXPENSES
Voyage expenses (including commissions to related party)	(295,744)	(635,530)	(1,594,751)	(2,505,152)
Vessel operating expenses	(2,460,642)	(3,149,236)	(9,300,399)	(9,392,960)
General and administrative expenses (including related party fees)	(2,403,776)	(2,286,320)	(10,198,863)	(5,357,265)
Management fees - related parties	(492,660)	(526,773)	(1,930,810)	(1,710,651)
Depreciation and amortization	(1,309,461)	(1,169,382)	(4,901,246)	(3,364,618)
Provision for doubtful accounts	—	—	(25,369)	—
Gain on sale of vessel	—	8,226,258	—	8,226,258
Operating (loss)/income	$(1,733,481)	$7,756,106	$(5,557,155)	$8,200,225
Interest and finance costs, net (1)	2,058,836	912,860	8,488,282	2,021,934
Other expenses, net(2)	(70,951)	(2,447)	(65,425)	(14,978)
Dividend income from related party	743,055	638,889	2,645,833	1,020,833
Income taxes	—	(8,395)	—	(47,071)
Net income and comprehensive income from continuing operations, net of taxes	$997,459	$9,297,013	$5,511,535	$11,180,943
Net (loss)/income and comprehensive (loss)/income from discontinued operations, net of taxes	$(19,432)	$18,929,635	$19,695,969	$129,456,050
Net income and comprehensive income	$978,027	$28,226,648	$25,207,504	$140,636,993
Dividend on Series A Preferred Shares	(357,777)	(357,778)	(1,423,333)	(1,166,667)
Deemed dividend on Series A Preferred Shares	(780,969)	(752,604)	(3,064,409)	(2,429,275)
Net (loss)/income attributable to common shareholders	$(160,719)	$27,116,266	$20,719,762	$137,041,051
(Loss)/Earnings per common share, basic, continuing operations	$(0.01)	$0.36	$(0.04)	$0.31
(Loss)/Earnings per common share, diluted, continuing operations	$(0.01)	$0.18	$(0.04)	$0.21
(Loss)/Earnings per common share, basic, discontinued operations	$(0.001)	$1.05	$1.13	$8.38
(Loss)/Earnings per common share, diluted, discontinued operations	$(0.001)	$0.39	$1.13	$2.66
(Loss)/Earnings per common share, basic, total	$(0.011)	$1.41	$1.09	$8.69
(Loss)/Earnings per common share, diluted, total	$(0.011)	$0.56	$1.09	$2.87
Weighted average number of common shares outstanding, basic:	17,653,853	17,951,267	17,399,772	15,443,485
Weighted average number of common shares outstanding, diluted:	17,653,853	49,026,754	17,399,772	48,659,725

(1)	Includes interest and finance costs and interest income (including interest income from related party), if any.
(2)	Includes aggregated amounts for foreign exchange gains/(losses), gain/(loss) on equity securities and other income, as applicable in each period.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,193,010	$151,758,218
Due from related parties	6,072,800	1,018,883
Loan to related party, current	10,364,205	—
Other current assets	1,149,269	2,688,719
Current assets of discontinued operations	495,003	9,669,748
Total current assets	55,274,287	165,135,568

NON-CURRENT ASSETS:
Vessels, net	72,767,793	77,025,694
Due from related parties	1,590,501	1,590,501
Investment in related party	100,687,500	50,541,667
Loan to related party, non-current	90,000,000	—
Other non-currents assets	6,087,103	536,469
Non-current assets of discontinued operations	—	13,274,231
Total non-current assets	271,132,897	142,968,562
Total assets	326,407,184	308,104,130

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	338,333	315,000
Other current liabilities	2,737,462	2,518,440
Current liabilities of discontinued operations	1,619,763	5,025,584
Total current liabilities	4,695,558	7,859,024

NON-CURRENT LIABILITIES:
Non-current liabilities of discontinued operations	—	3,902,497
Total non-current liabilities	—	3,902,497
Total liabilities	4,695,558	11,761,521

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of December 31, 2024, and December 31, 2023, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2024 and December 31, 2023, respectively.	122,665,819	119,601,410
Total mezzanine equity	122,665,819	119,601,410

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,093,853 and 19,021,758 shares issued; 19,093,853 and 18,978,409 shares (net of treasury shares) outstanding as of December 31, 2024 and December 31, 2023, respectively.	19,094	19,022
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	40	40
Additional paid-in capital	58,605,224	57,244,290
Treasury shares: 0 and 43,349 shares as of December 31, 2024 and December 31, 2023, respectively.	—	(223,840)
Retained Earnings	140,421,449	119,701,687
Total shareholders’ equity	199,045,807	176,741,199
Total liabilities, mezzanine equity and shareholders’ equity	$326,407,184	$308,104,130

TORO CORP.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2024	2023
Cash Flows (used in)/provided by Operating Activities of continuing operations:
Net income	$25,207,504	$140,636,993
Less: Net income from discontinued operations, net of taxes	(19,695,969)	(129,456,050)
Net income from continuing operations, net of taxes	5,511,535	11,180,943
Adjustments to reconcile net income from continuing operations to net cash provided by Operating activities:
Depreciation and amortization	4,901,246	3,364,618
Provision for doubtful accounts	25,369	—
Stock based compensation cost	5,312,854	1,272,698
Straight line amortization of hire	(19,590)	—
Unrealized loss on equity securities	57,641	—
Realized loss on sale of equity securities	2,369	—
Gain on sale of vessel	—	(8,226,258)
Changes in operating assets and liabilities:
Accounts receivable trade, net	961,651	(726,349)
Inventories	(22,265)	(1,397)
Due from/to related parties	(5,563,634)	(2,413,795)
Prepaid expenses and other assets	820,530	(605,580)
Accounts payable	(978,030)	1,219,876
Accrued liabilities	560,154	338,695
Deferred revenue	674,000	310,000
Dry-dock costs paid	(1,463,923)	(1,051,313)
Net Cash provided by Operating Activities from continuing operations	10,779,907	4,662,138

Cash flow (used in)/provided by Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(119,304)	(72,217,988)
Investment in related party	(50,000,000)	(50,000,000)
Loan to related party	(100,000,000)	—
Purchase of equity securities	(5,183,767)	—
Proceeds from sale of equity securities	249,338	—
Net proceeds from the sale of vessel	—	17,189,804
Net cash used in Investing Activities from continuing operations	(155,053,733)	(105,028,184)

Cash flows (used in)/provided by Financing Activities of continuing operations:
Net increase in Former Parent Company Investment	—	211,982
Issuance of Series B preferred shares	—	40
Issuance of common shares pursuant to private placement	—	18,647,236
Payment of Dividend on Series A Preferred Shares	(1,400,000)	(851,667)
Payment for repurchase of common shares	(3,728,008)	(1,046,908)
Payments related to Spin-Off	—	(2,694,646)
Net cash (used in)/provided by Financing Activities from continuing operations	(5,128,008)	14,266,037

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	3,783,409	51,464,181
Net cash provided by Investing Activities from discontinued operations	32,488,070	155,734,435
Net cash used in Financing Activities from discontinued operations	(5,257,200)	(7,992,800)
Net cash provided by discontinued operations	31,014,279	199,205,816

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(118,387,555)	113,105,807
Cash, cash equivalents and restricted cash at the beginning of the period	155,585,401	42,479,594
Cash, cash equivalents and restricted cash at the end of the period	$37,197,846	$155,585,401

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our Handysize tanker and LPG carrier segments (continuing operations) to Total vessel revenues from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2024	2023	2024	2023
Total vessel revenues	$5,228,802	$7,297,089	$22,394,283	$22,304,613
Voyage expenses including commissions to related party	(295,744)	(635,530)	(1,594,751)	(2,505,152)
TCE revenues	$4,933,058	$6,661,559	$20,799,532	$19,799,461
Available Days	460	507	1,790	1,379
Daily TCE Rate	$10,724	$13,139	$11,620	$14,358

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2024	2023	2024	2023
Net Income from continuing operations, net of taxes	$997,459	$9,297,013	$5,511,535	$11,180,943
Depreciation and amortization	1,309,461	1,169,382	4,901,246	3,364,618
Interest and finance costs, net(1)	(2,058,836)	(912,860)	(8,488,282)	(2,021,934)
US source income taxes	—	8,395	—	47,071
EBITDA	$248,084	$9,561,930	$1,924,499	$12,570,698

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including with respect to our share repurchase program), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of our spin-off from Castor Maritime Inc., the effects of the Robin Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com